Zentek Announces Update on the Albany Graphite Project

Guelph, ON - November 21st, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company provides an update on its wholly owned subsidiary Albany Graphite Corp. On April 25th, 2023, Zentek announced the intention to transfer its 100% owned, Albany Graphite Deposit, a rare hydrothermal graphite deposit located north of Lake Superior and southwest of James Bay in north-eastern Ontario, to a wholly-owned subsidiary, Albany Graphite Corp., and the intention to complete a proposed private placement financing to raise funds for the development of the Albany Graphite Deposit (the "Private Placement"), as well as an intention to potentially list the shares of Albany Graphite Corp. on a recognized Canadian stock exchange (a "Listing"). . The transfer of the Albany Graphite Deposit was effected on May 19, 2023, and announced in the Company's press release dated May 23, 2023.

Since the time of the announcement of the asset transfer and proposed Private Placement, the public market for battery metals and graphite has deteriorated significantly. Management of Zentek and Albany Graphite Corp. have determined to await improved market conditions before proceeding with a Private Placement and/or Listing. Any and all funds that have been received by prospective investors and are currently held in trust pending closing of the Private Placement will be returned to such prospective investors.

Management of Zentek continues to believe in the long-term value and potential of the Albany Graphite Deposit and intends to continue to evaluate potential financing and partnership opportunities, as well as to continue engagement with Constance Lake First Nation.

Effective November 16, 2023, Brian Bosse has ceased to act as the Chief Executive Officer of Albany Graphite Corp. He will continue to support the Company through his role as a director of Zentek Ltd. Greg Fenton, the Chief Executive Officer of Zentek Ltd. has been appointed as the interim Chief Executive Officer of Albany Graphite Corp.

Greg Fenton commented: "On behalf of the Board and Management, I would like to say thank you to Brian for his many excellent years of service in senior management of Zentek and look forward to our ongoing work with him as a board member as we continue to build on our excellent foundation."

Albany Graphite Project

Albany is an igneous-hosted, fluid-derived graphite deposit located in Claim Block 4F, comprised of 521 mining claims (461 single-cell claims and 60 boundary-cell claims) located north of Lake Superior and southwest of James Bay in north-eastern Ontario, and all related, chattel, drill core, and applicable contracts (collectively, the "Albany Graphite Project").

Zentek expects the Albany Graphite Project to combine the higher performance metrics of synthetic graphite with the much lower carbon footprint offered by natural graphite - all while being sourced in North America, as required by domestic critical mineral support programs such as the Inflation Reduction Act and the Defense Production Act of the United States (U.S.).

Benchmark Mineral Intelligence1 projects the graphite market to be in a significant production deficit over the next decade, with a shortfall by 2040 expected to be equivalent to approximately eight times the current level of production. In this environment, the demand for North American sourced graphite is expected to increase significantly.

The Government of Canada is also supporting the Electric Vehicle industry and its supply chain as demonstrated by an up to $13 billion investment in a new battery manufacturing plant in St. Thomas, Ontario.

About Zentek

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

Zentek has a global exclusive license to the Aptamer-based platform technology developed by McMaster University which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information about Zentek or Albany Graphite Corp.:

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

About Albany Graphite:

The Albany Graphite deposit is located 30km north of the Trans-Canada Highway.  It has power line and natural gas pipeline near the deposit and is located near the communities of Constance Lake First Nation and Hearst in Northern Ontario, Canada. A rail line is located 70km away and an all-weather road is approximately 5km from the graphite deposit. The deposit is near the surface, underneath glacial till overburden and a thin veneer of Paleozoic sedimentary cover rocks.

1 https://www.mining.com/web/graphite-deficit-starting-this-year-as-demand-for-ev-battery-anode-ingredient-exceeds-supply/

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.